Corre Partners Management, LLC

1370 Avenue of the Americas, 29th Floor

New York, New York 10019

December 22, 2011

VIA FACSIMILE AND MAIL

Daniel F. Duchovny, Esq.

Special Counsel, Office of Mergers and Acquisitions

Divisions of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.

20549-3628

Facsimile: (202) 772-9203

Re:	Emmis Communications Corporation

Schedule 13D filed by Corre Partners Management, LLC

Filed December 16, 2011

File No. 005-43521

Dear Mr. Duchovny:

Corre Partners Management, LLC (“Corre”) is delivering this letter in response to your letter of December 20, 2011, addressed to Mr. James Moloney of Gibson, Dunn & Crutcher LLP.

To address the comments raised in your letter, Corre is in the process of preparing an amendment to its Schedule 13D which was filed on December 16, 2011. We expect this amendment will be filed today or on December 23, 2011.

In addition, as requested in your letter, Corre hereby acknowledges the following:

1.	As filing person, it is responsible for the adequacy and accuracy of the disclosure in its filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Corre may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Corre Partners Management, LLC
/s/ Eric Soderlund
By: Eric Soderlund, Managing Member